Norton Rose Fulbright US LLP

1301 McKinney Street, Suite 5100

Houston, TX 77010 United States

Direct line +1 713-651-5557

Brian.Fenske@nortonrosefulbright.com

Tel +1 713 651 5151

Fax +1 713 651 5246

nortonrosefulbright.com

July 18, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Division of Corporation Finance

Office of Technology

Attention:	Kyle Wiley, Staff Attorney
Josh Shainess, Legal Branch Chief

Re:	Enerflex Ltd.

Amendment No. 1 to Registration Statement on Form F-4

Filed May 19, 2022

File No. 333-263714

SEC Comment Letter dated June 6, 2022

Dear Messrs. Wiley and Shainess:

On behalf of Enerflex, Ltd. (“Enerflex”, the “Registrant” or the “Company”), we are submitting via EDGAR for review by the Securities and Exchange Commission (the “Commission”) this response letter and the accompanying Amendment No. 2 (including certain exhibits) (“Amendment No. 2”) to the Registrant’s above-referenced Amendment No. 1 to Registration Statement on Form F-4 (the “Registration Statement Amendment”). This letter and Amendment No. 2 reflect the Registrant’s respectful acknowledgement and response to the comments received from the staff of the Commission (the “Staff”) contained in the Staff’s letter dated June 6, 2022 (the “Comment Letter”), and certain other updated information. For your convenience, the Registrant is providing to the Staff a supplemental typeset copy of Amendment No. 2 marked to indicate the changes from the Registration Statement Amendment that was filed on May 19, 2022.

The Staff’s comments as reflected in the Comment Letter are reproduced in italics in this letter, and the corresponding responses of the Registrant are shown below each comment. All references to page numbers in the Registrant’s responses are to the page numbers in Amendment No. 2.

Mr. Kyle Wiley and Mr. Josh Shainess

Securities and Exchange Commission

July 18, 2022

Amendment No. 1 to Registration Statement on Form F-4

Material U.S. Federal Income Tax Consequences

Tax Consequences to U.S. Exterran stockholders of the Transaction, page 138

1.

The discussion in this section provides that Enerflex and Exterran intend, and will take the position, that the transaction will qualify as a Section 368(a) “reorganization.” We note that counsel’s opinion “assume[s] that such intent and position is correct.” Counsel’s opinion should not assume the tax consequence at issue. Accordingly, please revise to remove this assumption. Refer to Section III.C.3 of Staff Legal Bulletin No. 19 for guidance.

Response: In response to the Staff’s comment, the Company has revised the discussion to remove the language that “Assuming that such intent and position is correct……” in the second sentence in the section “Tax Consequences to U.S. Exterran stockholders of the Transaction Merger Consideration” on page 138 of Amendment No. 2 and replacing it with “If the transaction qualifies as a “reorganization,” to parallel the language that follows below regarding consequences if the transaction does not qualify as a “reorganization.”

Management’s Discussion and Analysis of Financial Condition and Results of Operations Free Cash Flow, page 223

2.

We note your response to prior comment 17 and it is unclear to us why you believe it is appropriate to adjust for working capital items because they are temporary in nature. Working capital items that require cash settlement would be prohibited from being excluded from a liquidity measure. Please revise to remove the free cash flow measure as currently calculated or revise to ensure that all adjustments comply with Item 10(e)(1)(ii)(A) of Regulation S-K.

Response: The Company has elected to remove the metric of Free Cash Flow from our MD&A and will assess what type of cash flow and liquidity measure will be useful to users of the Financial Statements of the combined company. Any future liquidity measures will incorporate the requirements of Item 10(e)(1)(ii)(A) of Regulation S-K.

Discussion for the Interim Condensed Financial Statements for the Three Months Ended March 31, 2022, page 246

3.

Your disclosures on page 255 indicate that inflationary pressures have had an impact on your operating costs and parts costs. Please revise your discussion to clarify the extent to which inflationary factors impacted your costs and gross margin for the periods presented, if material. Please also update your disclosure to describe actions planned or taken, if any, to mitigate inflationary pressures. Provide similar disclosures in future financial statement updates.

Response: The discussion of inflationary pressures is isolated to the USA and Canadian outlook sections of the MD&A and is a forward-looking statement. The discussion in both outlook sections discusses the improving demand by customers being slightly tempered by supply chain and inflationary pressures; however, the impact of the inflation to the current period and comparative period are not material and therefore no disclosures have been made in the variance analysis of the results. The Company will quantify and explain the inflation impacts in future periods if they are material.

In addition to the above, the “Risk Factors” section within the MD&A section discusses the mitigants in place to combat inflationary pressures. Page 234 of Amendment No. 2 states:

109269374.4

Norton Rose Fulbright US LLP is a limited liability partnership registered under the laws of Texas.

Norton Rose Fulbright US LLP, Norton Rose Fulbright LLP, Norton Rose Fulbright Australia, Norton Rose Fulbright Canada LLP and Norton Rose Fulbright South Africa Inc are separate legal entities and all of them are members of Norton Rose Fulbright Verein, a Swiss verein. Norton Rose Fulbright Verein helps coordinate the activities of the members but does not itself provide legal services to clients. Details of each entity, with certain regulatory information, are available at nortonrosefulbright.com.

Mr. Kyle Wiley and Mr. Josh Shainess

Securities and Exchange Commission

July 18, 2022

“Strong economic conditions and competition for available personnel, materials, and major components may result in significant increases in the cost of obtaining such resources. To the greatest extent possible, Enerflex passes such cost increases on to its customers and it attempts to reduce these pressures through proactive supply chain and human resource practices. Should these efforts not be successful, the gross margin and profitability of Enerflex could be adversely affected.”

Beneficial Ownership of Securities

Security Ownership of Certain Beneficial Owners and Management of Exterran, page 328

4.

Refer to prior comment 8. Please disclose the natural persons that hold voting and/or investment power over the shares that are beneficially owned by Chai Trust Co LLC and Dimensional Fund Advisors LP, or their affiliated funds. To the extent such beneficial owners have investment committees or multiple natural persons making investment decisions on the behalf of their respective fund or fund groups, please identify such individuals.

Response: The Company has revised its disclosure on pages 328-329 of Amendment No. 2 based on information provided by Exterran Corporation (“Exterran”) to disclose the natural persons that hold voting and/or investment power over the Exterran shares that are beneficially owned by Chai Trust Co LLC and Dimensional Fund Advisors LP (“Dimensional”), or their affiliated funds, to the extent Exterran was able to locate such information. In response to this comment, Exterran contacted Dimensional requesting such necessary information in response to the Staff’s comment. Dimensional responded that it is not their policy to disclose such information. With Exterran’s best efforts to provide the requested information, they were able to obtain the following information: “Based solely on a review of Dimensional’s publicly available information, Dimensional’s global leadership team consists of David Booth, Dave Butler, Gerard K. O’Reilly, Stephen A. Clark, Lisa Dallmer, Aaron Marcus, Catherine L. Newell and Selwyn Notelovitz. Additionally, Dimensional’s general partner is Dimensional Holdings Inc., whose board of directors consists of David Booth, Eugene Fama, Kenneth French, John McQuown, Gerard K. O’Reilly and Dave Butler. The foregoing individuals may make investment decisions on behalf of Dimensional or their respective funds or fund groups.”

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 23, Revenue, page F-40

5.

In your response to prior comment 21 you state that the booking and subsequent recognition of finance leases is very infrequent and that Enerflex believes that isolating these projects further, either under the Engineered Systems or Energy Infrastructure product line, could result in the disclosure of commercially sensitive information. Please clarify if you believe that the amount of selling profit recognized from finance leases is not material to your revenue or results of operations for any periods presented, and the factors you considered in making this determination. Otherwise, it remains unclear how your disclosures comply with paragraph 90 of IFRS 16. If material, please disclose the aggregate amount of selling profit recognized on all of your finance leases or further explain to us how this represents commercially sensitive information.

Response: The finance lease(s) in bookings, backlog, and unsatisfied performance obligations are material projects. The Company believes the disclosure of the selling profit represents commercially sensitive information as these projects are very infrequent, located in a single operating segment, and typically bid on by a small handful of competitors. The concern is that providing specific details will allow competitors to isolate the bid price used to win a project. The timing and size of the projects will be very apparent to our peers and future disclosures would allow them to potentially back into bid margins and undercut us in future periods.

109269374.4

Norton Rose Fulbright US LLP is a limited liability partnership registered under the laws of Texas.

Norton Rose Fulbright US LLP, Norton Rose Fulbright LLP, Norton Rose Fulbright Australia, Norton Rose Fulbright Canada LLP and Norton Rose Fulbright South Africa Inc are separate legal entities and all of them are members of Norton Rose Fulbright Verein, a Swiss verein. Norton Rose Fulbright Verein helps coordinate the activities of the members but does not itself provide legal services to clients. Details of each entity, with certain regulatory information, are available at nortonrosefulbright.com.

Mr. Kyle Wiley and Mr. Josh Shainess

Securities and Exchange Commission

July 18, 2022

For example, often the Company has only a single finance lease project within its unsatisfied performance obligations. If hypothetically at Q1 2022, the Company had a single 10-year agreement, in which $100 million of revenue and $20 million of gross margin were projected, disclosing these specific details would allow our peers to understand our cost structure, and back into bid margins.

This same concern does not exist within our “non-Finance Lease” Engineered Systems projects, as the sheer volume of manufacturing projects obscures any individual bids. For example, the Canada and USA Engineered Systems product lines averaged between 150-200 bids per quarter on jobs over the last 13 quarters; and have won 15-25 bids on average over this same time frame.

Interim Condensed Consolidated Statements of Cash Flows, page F-59

6.	Please revise to describe the components of the caption “change in other assets.” The same comment applies to your Statements of Cash Flows for the years ended December 31, 2021 and 2020.

Response: The Company reviewed the amount that was being recorded in the “Change in other assets” within the Investing section of the Q1 2022 Statement of Cash Flows and determined that such amount related to the recognition of the long-term portion of finance lease receivables. However, the original spending associated with the underlying asset was previously recorded via our working capital accounts so the transfer recognized in Q1 2022 was a non-cash transfer that should not have been recorded in the cash flow statement. As a result, the transfer has been reversed and there is no longer an amount recognized through that account.

The Company has also reviewed the amounts being recorded through the same caption in the Statement of Cash Flows for the years ended December 31, 2021, 2020, and 2019. It has been determined that there were a number of additional non-cash amounts that have been recorded through the “Change in other assets”. In particular, the amounts included de-recognition of assets now classified as finance leases, transfers between short-term and long-term accounts, rental asset impairments, and foreign exchange gains and losses. The cause of the errors was due to misclassification of amounts in our automation of cash flow calculations. These amounts have been corrected and the remaining balances have been captioned appropriately. Because of the issues identified in the Investing section, the Company also reviewed the Financing cash flows and determined that there were also some similar reclassifications required, with the largest item being the foreign exchange on debt.

The Company has corrected the financial statements within Amendment No. 2. After discussion with our auditors, the Company also re-filed under its electronic profile on the System for Electronic Document Analysis and Retrieval (SEDAR) the financial statements for the three months ended March 31, 2022, the year ended December 31, 2021 (along with the comparative period to December 31, 2020) and the year ended December 31, 2020 (along with the comparative period to December 31, 2019) along with the related MD&A for each of the periods so noted.

109269374.4

Norton Rose Fulbright US LLP is a limited liability partnership registered under the laws of Texas.

Norton Rose Fulbright US LLP, Norton Rose Fulbright LLP, Norton Rose Fulbright Australia, Norton Rose Fulbright Canada LLP and Norton Rose Fulbright South Africa Inc are separate legal entities and all of them are members of Norton Rose Fulbright Verein, a Swiss verein. Norton Rose Fulbright Verein helps coordinate the activities of the members but does not itself provide legal services to clients. Details of each entity, with certain regulatory information, are available at nortonrosefulbright.com.

Mr. Kyle Wiley and Mr. Josh Shainess

Securities and Exchange Commission

July 18, 2022

*                *                 *

We hope that the foregoing has been helpful to the Staff’s understanding of Enerflex’s disclosure and that the disclosure modifications in Amendment No. 2 are satisfactory to the Staff. If you have any questions or comments about this letter or need any further information, please call the undersigned at (713) 651-5557.

Very Truly Yours

By:	/s/ Brian P. Fenske
Brian P. Fenske

cc:	Marc Rossiter (Enerflex Ltd.)

David Izett (Enerflex Ltd.)

Lee McIntyre (Norton Rose Fulbright US LLP)

109269374.4

Norton Rose Fulbright US LLP is a limited liability partnership registered under the laws of Texas.

Norton Rose Fulbright US LLP, Norton Rose Fulbright LLP, Norton Rose Fulbright Australia, Norton Rose Fulbright Canada LLP and Norton Rose Fulbright South Africa Inc are separate legal entities and all of them are members of Norton Rose Fulbright Verein, a Swiss verein. Norton Rose Fulbright Verein helps coordinate the activities of the members but does not itself provide legal services to clients. Details of each entity, with certain regulatory information, are available at nortonrosefulbright.com.